March 1, 2023

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 1, LLC Amendment No. 2 to Offering Statement on Form 1-A Filed February 10, 2023 File No. 024-12098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 1, LLC (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023 and Amendment No. 2 filed on February 10, 2023 (together, the “Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated February 14, 2023. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.

Comment: We note your revised disclosure in response to comment 2 and reissue in part. Please address whether the audit reports provided will cover Masterworks Vault 1, LLC in total and each Series.

Response: In response to the Staff’s comment, the Company can confirm that the audit reports provided will cover Masterworks Vault 1, LLC in total and each Series. The Company has also modified its disclosure on page 55 of Amendment No 3.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 1, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Taylor Beech/U.S. Securities and Exchange Commission
Rufus Decker/U.S. Securities and Exchange Commission